Arboretum Great Hills
9600 Great Hills Trail
Austin, TX 78759
(949) 788-8900
(949) 788-8980 fax

February 10, 2012

Ryan Houseal, esq.,

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Facsimile: 703-813-6982

Re:	iVoiceIdeas, Inc.
Registration Statement on Form S-1 File No. 333-178471

Dear Ms. Jacobs and Mr. Houseal:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, iVoiceIdeas, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 6:00 a.m. (Eastern Standard Time) on February 14, 2012, or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registration on Form S-1 has been amended and filed as of February 9, 2012, to satisfy the remaining comment raised by the SEC in its letter to the Company dated February 8, 2012.  As no further concerns or comments have been raised by the SEC the Company hereby requests acceleration of the effectiveness of its registration to February 14, 2012.

I hope this response and the request for acceleration are sufficiently satisfactory. If you have any additional inquiries or if there is anything else you may require please contact me directly at above referenced telephone number. Thank you in advance for your prompt attention to this matter.

 Sincerely:

iVoiceIdeas, Inc.

By: __//S// Maurice Stone,________

President

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